Exhibit 3

AGREEMENT FOR RESTRUCTURING OF DEBT OF NUR
MACROPRINTERS LTD.

September 12, 2005

1.	Current Debt:	As of September 12, 2005, NUR Macroprinters Ltd. (the “Company”) had an outstanding credit facility in the amount of $23,174,300 to Bank Hapoalim B.M. (“BNHP”), $15,899,500 to Bank Leumi Le-Israel B.M. (“BLL”) and $4,280,000 to Israel Discount Bank Ltd. (“Discount”). Each of BNHP, BLL and Discount shall hereinafter be referred to as a “Bank” and shall collectively be referred to as the “Banks”. An amount that is equal to fourteen million two hundred and five thousand U.S. Dollars ($14,205,000), which is to be allocated between the above three Banks’ credit facilities in accordance with the numbers set forth in Section 2 below (the “Converted Amount”), will be converted pursuant to the terms herein and the Company shall be forever released from the repayment of the Converted Amount. The Converted Amount will cease to accrue interest as of the date of this agreement. Five million U.S. Dollars ($5,000,000) (the “Subordinated Debt”) of the remaining portion of the above credit facilities of the Banks (twenty-nine million U.S. Dollars ($29,000,000), shall be subject to the assignment of debt as set forth in the Term Sheet between the Banks and Fortissimo Capital (“Fortissimo”), dated September 12, 2005. The remaining twenty-four million U.S. Dollars ($24,000,000) shall be referred to (in the aggregate) as the “Remaining Amount”. The Subordinated Debt shall be evidenced by an assignable subordinated note (the “Subordinated Note”) in the form to be attached to this Agreement prior to the date of Closing, in such form to be agreed to by the parties.

The Subordinated Debt shall not bear interest. In the event of either: (i) a bankruptcy, insolvency or reorganization proceeding under any bankruptcy or insolvency or similar law, whether voluntary or involuntary, which is properly commenced by or against the Company, which proceedings are not lifted or stayed within ninety (90) days thereafter; (ii) a receiver or liquidator is appointed to all, or substantially all, of the Company’s assets which appointment is not lifted or stayed within ninety (90) days thereafter; or (iii) the Company enters into a stay of proceedings pursuant to Section 350 of the Companies Law, 5759 – 1999 which proceedings are not lifted within ninety (90) days (unless such period of time prejudices the rights of the Banks in which case the time period shall not apply), (any of the above three scenarios hereinafter referred to as a “Liquidation”), then after the Banks shall have received an amount equal to fifteen million U.S. Dollars ($15,000,000), the Company shall repay the Subordinated Debt to the holder of the Subordinated Note.

The Subordinated Debt shall expire on the third anniversary of the date of Closing. In other words, in the event of the occurrence of a Liquidation following the third anniversary of the date of Closing, the holder of the Subordinated Note shall not be eligible for any repayment from the Company on account of the Subordinated Debt. A “Liquidation”shall be deemed to have occurred within the three year period even if the aforementioned ninety day period set forth in subsections (i) or (ii) expired thereafter.

The Company hereby consents to the assignment of Subordinated Note from the Banks to Fortissimo and its transferees under the terms and conditions set forth in the Term Sheet between the Banks and Fortissimo.

2.	Debt Restructuring:	In consideration for each Bank’s agreement to convert its respective Converted Amount as set forth next to its name in the below table and enter into the contemplated transactions under this agreement, the Company, upon the closing of the contemplated transactions (the “Closing”), will grant to the Banks five-year warrants in the form attached hereto as Exhibit A. Under such warrants, the Banks shall have the right to purchase an aggregate of eight million (8,000,000) Ordinary Shares, par value NIS 1.00, of the Company (the “Ordinary Shares”), warrants to be allocated between the Banks as set forth in the below table, for an exercise price of thirty-five cents ($0.35) per Ordinary Share (the “Warrants”), provided, however, that in the event that either the price per share at which Fortissimo purchased Ordinary Shares in the Company, or the exercise price at which Fortissimo exercises its warrants in the Company that were granted to Fortissimo under that certain Share Purchase Agreement entered between the Company and Fortissimo on August 21, 2005 (the “Private Placement”), is lower than thirty-five cents ($0.35) per Ordinary Share (the lowest price at which Fortissimo purchased shares or exercised warrants granted under the Private Placement is hereinafter referred to as the “Lower Price”), the exercise price of the Warrants shall be reduced so that it is equal to the Lower Price.

Bank	Principal Amount being Converted	Number of Warrants to be Granted	Principal Amount being Converted to Subordinated Debt
BNHP	$ 7,593,993	4,263,396	$2,673,000
BLL	$ 5,208,974	2,916,329	$1,833,500
Discount	$ 1,402,034	820,275	$ 493,500
Total	$14,205,000	8,000,000	$5,000,000

Each Bank represents that it is an “accredited investor”, as that term is defined in Rule 501 of Regulation D under Securities Act of 1933, and has such business and financial experience as is required to protect its own interests in connection with its decision to enter this agreement and be granted the Warrants hereunder.

3.	Sale of the Banks’ Shares:	The Banks shall not be restricted in their ability to sell their Warrant or Ordinary Shares.

4.	Registration Rights:	The Banks shall have the right at any time following the Closing Date to: (i) two demand registrations, provided, that such demand must request the registration of at least one (1) million shares; and (ii) unlimited piggyback registration rights, all subject to underwriters’ cutbacks and pursuant to the Registration Rights Agreement attached hereto as Exhibit B. The Company hereby represents that at the request of the Banks, it shall file a registration statement (the “Post Closing Registration”) for the registration of all of the Ordinary Shares underlying the Warrants and all other Ordinary Shares subject to registration rights agreements with the Company, including shares acquired by Fortissimo in connection with the transactions contemplated under this Agreement, within forty-five (45) days of the Closing. A failure of the Company to file the Post Closing Registration within forty five days following the date of Closing shall be deemed to be a material breach of this Agreement unless such delay results from legal or regulatory restrictions prohibiting or preventing the filing of this Post Closing Registration, which in all events this Post Closing Registration shall be filed once such restrictions are removed.

5.	Confidentiality:	Subject to any duty or obligation imposed by any law or regulation applicable to the parties hereto, this agreement is strictly confidential and the terms set forth herein are not to be divulged or transferred to any person or entity other than the Company, the Banks or Fortissimo.

6.	Rescheduling of the Remaining Amount:
For avoidance of any doubt, the Remaining Amount of $24,000,000 shall be rescheduled under this Section 6, the undertaking letter attached hereto as Exhibit C (the “Undertaking Letter”) and definitive agreements to be entered into between the Banks and the Company, in the form of standard agreements of such type at each of the respective Banks (the “New Agreements”), which will supersede and replace the respective agreements currently governing such debt.

Under the New Agreements, the following credit facilities will be extended to the Company:

(a)	a short term loan in an amount equal to one million nine hundred thousand U.S. dollars ($1,900,000), which shall bear a fixed rate of interest of one hundred thousand U.S. dollars ($100,000) (the “Interest Amount”). This short term loan, together with the interest thereon shall be repaid within seven business (7) days of the expiration of the first anniversary of the Closing. The Company hereby acknowledges that of the $12,000,000 to be invested in the Company by Fortissimo, $2,000,000 will be deposited in the Company’s account at the Banks within ninety days of Closing (the “Deposited Amount”), pro rata to each Banks portion of the Converted Amount, which shall be released directly to the Banks as repayment of this short term loan. From the date of the deposit of the Deposited Amount in the Company’s accounts at the Banks, the Deposited Amount shall be pledged to the Banks for the purpose of the repayment of the short term loan under this Section (a). This shall not derogate from any other right of the Bank, including the below set-off right. Notwithstanding Section 8.9 of the Undertaking Letter, in the event that an attachment of any kind is imposed against the Company, and was not lifted within 48 hours, the Banks shall be entitled to accelerate all amounts owed to them by the Company under this Section 6(a) and be paid the Interest Amount, and set off the Deposited Amount for such repayment and payment of the Interest Amount. This shall not derogate from the Banks’ right to accelerate the loan in any of the events set forth in Section 8 of the Undertaking Letter;

(b)	a credit facility (including for guarantees other than those under subsection (d) below) in an amount of nine million, eight hundred and fifty thousand U.S. Dollars ($9,850,000), which shall be in effect until the first anniversary of the date of Closing. This credit facility shall bear interest at a rate of LIBOR + 0.75%, and the Company will pay interest on a quarterly basis. This credit facility shall be renewable, at the request of the Company, on a yearly basis until the sixth anniversary of the date of Closing (the “Initial Term”), unless a default under any of the loan agreements set forth in Section 6(a), (b) or (c), a breach of any material obligation of the Company under this Agreement or any other agreement between the Company and the Banks entitle the Banks to require the immediate repayment of the outstanding loans and/or credit facility, in which case any of the Banks may decide to immediately call the amounts owed to such Bank under the credit facility or not to renew the credit facility, as applicable. In the event that the Company requests that the credit facility be extended beyond the Initial term, the terms of the credit facility beyond the Initial Term, including time of repayment, will be negotiated between the Company and the Banks prior to the expiration of the Initial Term;

(c)	a long term loan in the amount of eleven million U.S. Dollars ($11,000,000), the final maturity date of which will be the sixth anniversary of the date of Closing. This long-term loan shall bear interest at the rate of LIBOR + 2.5%. The Company shall repay this long-term loan in quarterly installments as set forth below, whereby each payment shall be comprised of principal, and interest thereon. The Company shall be granted a 28-month grace period on the quarterly payments on account of principal (but not on the quarterly payments on account of interest). As of January 2008 the Company shall repay portions of the principal of the long term loan in quarterly installments, so that the following amounts on account of principal are repaid in each of the following years: (i) five hundred thousand U.S. Dollars ($500,000) in each of the years 2008 and 2009, (ii) one million U.S. dollars ($1,000,000) in each of the years 2010 and 2011, (iii) one million five hundred thousand U.S. dollars ($1,500,000) in each of the years 2012 and 2013, and (iv) two million five hundred thousand U.S. dollars ($2,500,000) in each of the years 2014 and 2015. The Company may, at its discretion, elect to repay the remaining balance of the long term loan at the end of the sixth year form the date of its disbursement. In addition, the Company may, subject to the consent of the Banks, replace the variable interest rate accrued on the long term loan with a fixed interest rate. In the event that the Banks consent to the Company’s request, the fixed interest rate shall be equal to the actual margin charged by the Banks in respect of the current variable interest rate of LIBOR +2.5%;

The Company may accelerate the repayment of the above credit facilities, provided that such acceleration of the above credit facilities shall be subject to the payment of any actual costs incurred by the Banks in connection therewith.

(d)	Bank guarantees in the amount of $1,150,000, including any documentation signed by the Company in connection with such bank guarantees. In the event that any such existing bank guarantee expires, or is returned prior to the date as set forth in the applicable bank guarantee, the Company shall be entitled to an additional bank guarantee up to such amount;

(e)	Payments made by the Company to the Banks (on account of both principal and interest, as applicable) under this Section 6 shall be made on the first business day of the month immediately following the termination of the previous calendar quarter.

7.	Banks’ Consent:	Each Bank hereby agrees that, subject to the fulfillment of the closing conditions set forth below, the Company will be authorized to issue and grant (i) thirty four million two hundred eighty five thousand seven hundred fourteen (34,285,714) Ordinary Shares to Fortissimo and the Syndicate (as defined in the Term Sheet) at a purchase price of thirty-five cent ($0.35) per share, (ii) warrants to Fortissimo and the Syndicate to purchase up to twenty five million seven hundred fourteen thousand two hundred eighty-six (25,714,286) Ordinary Shares at an exercise price of forty cents ($0.40) per share, and (iii) the number of Warrants issuable to the other Banks under this agreement.

The Banks further agree and acknowledge the grant of a warrant made by the Company on April 17, 2005 to Dan Purjes to purchase three million (3,000,000) Ordinary Shares at an exercise price of seventy-five cents ($0.75) per Ordinary Share.

8.	Offerings:	The Company shall be entitled, without the prior approval of the Banks, to issue shares of the Company’s issued and outstanding share capital, provided that(i) due to such issuance: (i) Fortissimo shall not hold less than 51% of the voting rights of the Syndicate, (ii) the Syndicate shall not hold less than 35% of the issued and outstanding shares of the Company (excluding options approved pursuant to the following paragraph), and (ii) the price per share in such offering shall reflect a discount of no more than 25% of the average closing price of the shares of the Company over the thirty day period prior to such offering (an “Approved Offering”).

The Company shall be entitled to increase the number of shares reserved for options to be granted pursuant to the Company’s share option plans in an amount equal to fifteen million shares (the “Increased Pool”). The Company shall not grant any options pursuant to the Increased Pool prior to the Closing without the prior written consent of the Banks.

9.	Previous Warrants and Previous Guarantees:

The Company hereby agrees that the period in which the warrants (the “Previous Warrants”) currently held by each of the Banks (set forth in the table below) shall hereby be extended so that the exercise period for each of the below listed warrants shall be extended by a period equal to one-and-a half years.

Bank	Number of Ordinary Share Purchasable by Exercise of Warrant	Purchase Price of Warrant
BNHP	140,000	$0.34
BNHP	505,000	$0.62
BNHP	70,000	$5.00
BLL	100,000	$0.34
BLL	350,000	$0.62
BLL	50,000	$5.00
Discount	98,000	$0.62
Discount	27,000	$0.72

The Company hereby acknowledges that this agreement shall have no bearing on any guarantee or security of the Company vis-à-vis any of the Banks and all such guarantees and/or securities shall remain in full force, and shall not be affected by the execution and implementation of this agreement.

10.	Conditions to Closing:
Closing of the transactions contemplated hereunder shall occur on a mutually agreeable date (the “Closing Date”) and is subject to: (i) the consummation of an agreement between Fortissimo and the Company with respect to a $12,000,000 investment by in the Company and the confirmation of the Company that $5,000,000 has been deposited with the Company, (ii) approval of the transactions contemplated hereunder by the Company’s board of directors and shareholders, including the extension of the exercise period of the warrants and the replacement of the New Agreements, and (iv) the completion of all corporate resolutions required under the organizational documents of the Company in order to extend the exercise period of the Previous Warrants as set forth in Section 8 above. In the event that all of the above closing conditions are not completed within seventy (80) days from the date of this agreement, then this agreement and the obligations contemplated hereunder shall be null and void, except for the provisions of Section 5 and the Banks’ agreement to the grant of the warrant by the Company to Dan Purjes.

11.	Expenses:	The Company shall be responsible for and shall bear the fees and expenses incurred in connection with the contemplated transactions by the Banks, including without limitation, legal, accounting and consulting fees and expenses up to $10,000 plus VAT thereon.

[Signature Page Immediately Follows]

[Signature Page]

_________________________
NUR Macroprinters Ltd.

Name: David Amir
Title: President and CEO

Name: David Seligman
Title: CFO

____________________________
Bank Leumi Le-Israel B.M.

Name:__________________
Title:___________________

Name:__________________
Title: __________________	_________________________
Bank Hapoalim B.M.

Name: ________________
Title: _________________

Name: ________________
Title: ________________

________________________
Israel Discount Bank Ltd.

Name:_______________
Title:________________

Name:_______________
Title: ________________